

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2014

Via Email
Mr. Geoffrey Davis
Chief Financial Officer
Melco Crown Entertainment Limited
36th Floor, The Centrium
60 Wyndham Street
Central, Hong Kong

> **Re: Melco Crown Entertainment Limited**
> **Form 20-F**
> **Filed April 15, 2014**
> **File No. 001-33178**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business Overview, page 54

City of Dreams Manila, page 58

1. You have disclosed that your subsidiary has been granted the exclusive right to manage, operate and control City of Dreams Manila. Please elaborate upon the notion of control and provide your analysis under ASC 810-10, including the specific rights held by you and the Philippine Parties. Tell us how you have determined that you should consolidate this entity. We note from your disclosure on page 59 that both you and the Philippine Parties are each responsible for contributing at least US$500 million to the project. Please address how these capital contributions from the Philippine Parties affect your analysis.

Revenues, page 86

2.   We note your disclosure under "Rooms" on page 87. In future Exchange Act periodic reports, please clarify whether ADR, occupancy rate and REVPAR include or exclude the impact of promotional allowances and discuss such impact.

Property and Equipment and Other Long-Lived Assets, page 96

3.   We note that you capitalize payroll and payroll-benefit related costs during the development and construction stage of your casino gaming and entertainment resort facilities. Please tell us the methodology used to allocate salaries and related personnel costs to each specific asset and the amount of payroll that was capitalized or deferred in the past three years.

Note 2. Summary of Significant Accounting Policies, page F-12

(e) Restricted Cash, page F-13

4.   Please quantify the amount of cash that was frozen by the Taiwanese authorities and how this amount was classified on the statement of cash flows. In addition, please explain your rights to this cash and whether you anticipate being able to gain access to the cash in the future.

Note 8. Long-Term Prepayments, Deposits and Other Assets, page F-25

5.   We note that you have approximately $51 million of net receivables from casino customers that are not expected to be settled within the next year. Please explain to us in detail why you believe that these receivables are collectible, given the nature of the debt and the fact that they are already over 90 days old.

Note 19. Employee Benefit Plans, page F-59

6.   Please disclose the amount of cost recognized for each of your defined contribution plans for all periods presented in accordance with ASC 715-70-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or Angela McHale at (202) 551-3402 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief